No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF April 2008

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On April 25, 2008, Honda Motor Co., Ltd. announced that it is currently being examined by the Tokyo Regional Taxation Bureau on matters related to a transfer pricing issue. In the examination, the Bureau claims that the allocation of the total profit Honda and its Chinese joint venture companies earned from their automobile business in China was not an “arms’ length” allocation but rather that too much of this total profit was realized by the Chinese joint venture companies over the five-year period ended March 31, 2006.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Yoichi Hojo
Yoichi Hojo
Director
Chief Operating Officer for Business Management Operations
Honda Motor Co., Ltd.

Date: August 6, 2008

April 25, 2008

Status of tax examination over transfer pricing

for Honda’s Chinese automobile operations

Honda Motor Co., Ltd. (“Honda”) is currently being examined by the Tokyo Regional Taxation Bureau (“Bureau”) on matters related to a transfer pricing*1 issue. In the examination, the Bureau claims that the allocation of the total profit Honda and its Chinese joint venture companies earned from their automobile business in China was not an “arms’ length” allocation but rather that too much of this total profit was realized by the Chinese joint venture companies over the five-year period ended March 31, 2006.

Honda considers corporate governance to be one of its highest corporate management priorities. Honda established prices for its transactions with the Chinese joint venture companies that were intended to comply with the local laws and regulations of both Japan and China and result in the appropriate amount of taxes in both Japan and China. Despite Honda’s continuous assertion over the course of the examination that the allocation of profit between Honda and the Chinese joint venture companies was arms’ length, Honda has not, as of March 31, 2008 or today, been able to reach an agreement with the Bureau on this issue.

Honda prepares its consolidated financial statement in conformity with accounting principles generally accepted in the United States of America (“US GAAP”). According to the Financial Accounting Standards Board Interpretation No. 48 (“FIN48”)* 2, if a tax position is not considered to be more-likely-than-not of being sustained upon examination, a liability for the unrecognized tax benefit needs to be recognized. In accordance with FIN48, Honda has estimated and recognized a liability and tax expense, including the portion related to this transfer pricing issue, in its consolidated financial statements as of March 31, 2008.

The recognition of the liability does not indicate that, as of today, Honda has received the final result of the tax examination. As the examination has not been completed and is ongoing, Honda will be making continuous efforts, by providing factual explanations, to facilitate the Bureau’s understanding of Honda’s assertion.

Honda did not recognize any tax contingent liability related to this tax issue in its stand alone financial statements in accordance with accounting principles generally accepted in Japan and general accounting practices in Japan.

*1 Transfer Pricing

Taxation rules require that a price used for transactions between related entities—a “transfer price”—be the same as would be used in arms’ length transactions between unrelated entities because the resulting amounts of taxable income earned by the related entities will then be the same as would be earned by unrelated parties. When related parties do not use an arms’ length price in their transactions, their taxable income is calculated by applying the price that would be used for arms’ length transactions between unrelated entities. The taxation rules regarding transfer pricing were introduced in Japan in 1986.

*2 FIN 48

Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” If a tax position is not considered to be more-likely-than-not of being sustained upon examination, a liability for the unrecognized tax benefit needs to be recognized. Honda adopted FIN48 as of April 1, 2007.